

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

March 1, 2017

<u>Via E-mail</u>
Mr. John G. Sznewajs
Chief Financial Officer
Masco Corp /DE/
21001 Van Born Road
Taylor, MI 48180

> **Re: Masco Corp /DE/**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 9, 2017**
> **File No. 1-5794**

Dear Mr. Sznewajs:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2016

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates,

Goodwill and Other Intangible Assets, page 18

1.   Your critical accounting policy related to Goodwill states that your estimated future discounted cash flows projected for all your reporting units were greater than their carrying values. Given the operating loss you sustained in your Windows and Other Specialty Products segment in 2016, please tell us and to the extent necessary, expand your disclosures to provide insight into how the operational issues you mention have

impacted your goodwill impairment analysis for the reporting units comprising this segment. As part of your disclosure enhancements, please quantify in percentage terms, the extent to which your individual reporting unit fair values exceed their carrying values for every period presented.

Business Segment Results Discussion

Windows and Other Specialty Products, page 30

2.   We note the Widows and Other Specialty Products component of your business sustained a loss in fiscal year 2016. In future filings, please enhance your disclosure to more fully discuss and quantify the factors which contributed to the segment's operating results. We note elsewhere in your document that your Milgard business is experiencing operational issues and production inefficiencies, including hiring and retaining qualified labor. Your MD&A for this segment should more fully discuss these matters and any other factors which may have impacted your results.

3.   We note the significant increase in your accrual related to pre-existing warranties for your Windows and Other Specialty Products segment. As this accrual does not relate to warranties issued during the current year, please expand your discussion and analysis to provide insight into the products and factors that have contributed to your determination that an increase in the accruals for pre-existing warranties was necessary. Please also address the warranty claim trends you have experienced and whether or not you believe the need for additional accruals may be reasonably possible.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Kevin Stertzel at (202) 551-3723, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3768 with any other questions.

                                        Sincerely,

                                        /s/ W. John Cash

                                        W. John Cash
                                        Branch Chief
                                        Office of Manufacturing and
                                        Construction